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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2812	RFENYES@STBLAW.COM

November 3, 2014

Re:                                  PRA Health Sciences, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 3, 2014

File No. 333-198644

CIK No. 0001613859

VIA EDGAR

John Reynolds

Securities and Exchange Commission

100 F Street, N.E.
Washington D.C.  20549

Ladies and Gentlemen:

On behalf of PRA Health Sciences, Inc., a Delaware corporation, we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4  to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”).

The filing fee in the amount of $13,741 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis, Missouri on October 30, 2014, as required by Rule 111 of the Securities Act.

Please do not hesitate to contact me at (212) 455-2812 with any questions you may have regarding this filing.

Very truly yours,

/s/ Richard A. Fenyes
Richard A. Fenyes

cc:	Securities and Exchange Commission
David Link
Nasreen Mohammad
Steve Lo